

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 30, 2010

Mr. Ernest J. Furtado
Chief Financial Officer
Textainer Group Holdings Limited
Century House
16 Par-La-Ville Road
Hamilton HM 08, Bermuda

      RE: Textainer Group Holdings Limited
               Form 20-F for the Year Ended December 31, 2009
               File No. 1-33725

Dear Mr. Furtado:

      We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Rufus Decker
               Accounting Branch Chief